WATON FINANCIAL LIMITED

VIA EDGAR

December 29, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Dana Brown

Re:	Waton Financial Limited (CIK No. 0001987363)
Request for Acceleration
Registration Statement on Form F-1, as amended (File No. 333-291557)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Waton Financial Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Form F-1 Registration Statement”), be accelerated to, and that the Form F-1 Registration Statement become effective at, 4:00 p.m., Eastern Time on December 31, 2025, or as soon thereafter as practicable.

Very truly yours,

Waton Financial Limited

By:	/s/ WEN Huaxin
Name:	WEN Huaxin
Title:	Chief Financial Officer